Local.com Corporation
7555 Irvine Center Drive
Irvine, CA 92618
September 13, 2010
Ms. Tamara Tangen
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Local.com Corporation Form 10-K for the Fiscal Year Ended December 31, 2009 Filed on March 16, 2010 File No. 001-34197
Dear Ms. Tangen:
I am in receipt of the letter dated August 25, 2010 to Heath Clarke, Chief Executive Officer of Local.com Corporation (the “Company”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect the Staff’s comments to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2009, filed on March 16, 2010. This letter was received today, September 13, 2010.
It is our present intention to respond to this letter within ten business days of our receipt (September 24, 2010) as requested by the Staff.
The Company hereby acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filing it makes with the Commission;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United Stated.
Please do not hesitate to contact me at (949) 341-5302 if you should have need prior to the submission of our formal response to the Staff’s comments.
Sincerely,
/s/ Scott Reinke
Scott Reinke, General Counsel
Local.com Corporation